UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Q3 2023 Results

On December 22, 2023, Newegg Commerce, Inc. (the “Company” or “Newegg”) issued a press release announcing its financial results for the nine months ended September 30, 2023, along with revised guidance for 2023. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated December 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

December 22, 2023	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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